UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2013

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A.

Convocation of Extraordinary General Meeting of Shareholders

of Kookmin Bank

On September 16, 2013, the board of directors of Kookmin Bank, a wholly-owned subsidiary of KB Financial Group Inc., resolved to convene an extraordinary general meeting of shareholders as follows:

•	Date and Time: September 27, 2013, 2:30 p.m. (local time)

•	Venue: Kookmin Bank, 36-3, Yeouido-dong, Yeongdeungpo-gu, Seoul, Korea

•	Agenda:

1)	Appointment of directors of Kookmin Bank

2)	Appointment of candidates for members of the audit committee of Kookmin Bank who are non-executive directors of Kookmin Bank

With respect to the agenda items above, the list of nominees for both items 1) and 2) is as follows:

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office
Kap Soo Oh (Re-appointment) (11/14/1948)	President, Global Finance Society

•       (Current) Visiting Professor, Sungkyunkwan University

•       Chairman of Risk Committee, SC Securities Korea Limited

•       Non-standing Director (Vice Chairman), SC First Bank and SC Korea Limited

•       Special Adviser to Chairman & CEO and President of SCB London

•       Senior Deputy Governor, The Financial Supervisory Service of Korea

•       Professor, College of Business, Drexel University

•       Staff, The Bank of Korea

•       Ph.D. in Finance, The Wharton School, University of Pennsylvania

•       M.A. in Business Administration, Seoul National University

•       B.A. in Business Administration, Seoul National University

•       Daejeon High School

				Republic of Korea	1 year (09/27/2013 – 09/26/2014)

Hee Bok Kang (new appointment) (06/14/1946)	Executive Director, Market Economy Research Institute Foundation

•       Non-executive Director, Kwangju Bank

•       Non-executive Director, Woori Financial Group

•       Co-President, Fair Trade Research Institute

•       CEO, Korea Minting and Security Printing Corporation

•       Secretary to the President of the Republic of Korea for Economic Policy and Vice Chairman of Presidential Council for National Competitiveness of Korea

•       Senior Adviser, The Foreign Affairs and Unification Committee, The National Assembly

•       Ph. D. in Business Administration (e-Business), Korea Polytechnic University

•       Completed graduate coursework in Public Administration, Seoul National University

•       B.A. in Law, Seoul National University

•       Kyungbock High School

				Republic of Korea	2 years (09/27/2013 – 09/26/2015)

Myung Sub Song (new appointment) (11/17/1956)	Professor, College of Cultural Studies, Chung-Ang University

•       Lecturer, Graduate School of International Studies, Ajou University

•       Lecturer, College of Business Administration, Hongik University

•       Vice President, Korea Parts & Fasteners

•       Coopers & Lybrand in L.A.

•       Arthur Andersen in L.A.

•       Certified Public Accountant, Samil Accounting Coporation (formerly Coopers & Lybrand ) in Seoul

•       Ph. D. in Business Administration (Accounting), Hongik University

•       M.A. in Business Administration (Accounting), University of Illinois at Urbana-Champaign

•       B.A. in Economics, Seoul National University

				Republic of Korea	2 years (09/27/2013 – 09/26/2015)

*	The nominees above will be registered as non-executive directors of Kookmin Bank, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: September 16, 2013	By:	/s/ Woong-Won Yoon
(Signature)

	Name:	Woong-Won Yoon
	Title:	Deputy President & CFO